Exhibit 12

NORTHERN STATES POWER COMPANY – MINNESOTA (CONSOLIDATED)
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

		Year Ended December 31,
	YTD 9/10	2009	2008	2007	2006	2005

Earnings as defined:
Pretax income from continuing operations	$358,795	$468,891	$463,377	$449,327	$399,916	$349,527
Add: Fixed charges	180,420	239,022	240,539	211,660	176,169	158,352
Earnings as defined	$539,215	$707,913	$703,916	$660,987	$576,085	$507,879

Fixed charges:
Interest charges	$149,940	$194,808	$198,369	$186,293	$165,381	$150,261
Interest component of operating leases	30,480	44,214	42,170	25,367	10,788	8,091
Total fixed charges	$180,420	$239,022	$240,539	$211,660	$176,169	$158,352

Ratio of earnings to fixed charges
	3.0	3.0	2.9	3.1	3.3	3.2